Exhibit 99.1

NXT ENERGY ANNOUNCES US $1.1 MILLION
SFD® SURVEY CONTRACT IN THE USA

Highlights
o	NXT signs US $1.1 million SFD® survey contracts with Kerogen Exploration
o	Contract covers two resource plays in the continental USA

CALGARY, ALBERTA, November 27, 2013 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; OTC:NSFDF) announces that it has signed contracts with a new client, Kerogen Exploration LLC (“Kerogen”), to conduct two pilot SFD® surveys in Texas and Florida, USA, totaling US $1.1 million.

Kerogen is a private company financed by Riverstone Holdings LLC, and operates in Texas and Florida, holding 100,000 acres in Texas in the Permian Basin and 125,000 acres in the South Florida basin.  Murray Grigg, Kerogen’s President and CEO noted “We are pleased to apply this new technology to our unconventional play effort”.

George Liszicasz, NXT’s President & CEO noted “This is a great opportunity to build our presence in the USA, as well as build on our prior shale basin experience in North America.  We are pleased to add Kerogen as a new client to our expanding customer base, and to have the opportunity to conduct these pilot surveys to explore for both traditional and resource plays.  We look forward to working with Kerogen to become an integral part of their future on-shore and off-shore exploration programs.”

NXT Energy continues its efforts towards finalizing the terms of other near-term survey opportunities in Central and Latin America and will seek to co-ordinate the timing of the Kerogen surveys as soon as practical in conjunction with one of these other potential projects.

NXT Energy also advises that it will be presenting at the upcoming annual LD Micro VI: Main Event Conference to be held in Los Angeles, California at the Luxe Sunset Hotel on December 3-5, 2013.  LD Micro publishes a by-invitation newsletter, and focuses on compelling micro-cap (under $500 million) value and growth stocks.

NXT Energy Solutions Inc. is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system provides an effective and reliable method to reduce time, costs, and risks related to hydrocarbon exploration.  The SFD® system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne exploration survey method.  SFD® can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs, and enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statements:

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2012 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Specific forward-looking statements include the estimated timing of the contract.  Specific risk factors include the weather conditions, regulatory permits, and other local factors which may adversely impact the Company’s ability to conduct the survey contracts.

For further information, please contact:

Investor Relations
kin communications inc.
604-684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

Greg Leavens
NXT Energy Solutions Inc.
V-P Finance & CFO
403-206-0805

George Liszicasz
NXT Energy Solutions Inc.
President & CEO
403-206-0800
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.